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                                                                  EXHIBIT (a)(9)


                                     NEWS
OWENS CORNING
One Owens Corning Parkway
Toledo, Ohio 43659


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Contact:  Owens Corning

          William K. Hamilton
          Media Relations
          (419) 248-6190

          Rhonda L. Brooks
          Investor Relations
          (419) 248-8485



              Owens Corning Commences Tender Offer for Fibreboard


     Toledo, OH -- May 30, 1997 -- Owens Corning (NYSE/TSE:OWC) announced that a wholly owned subsidiary of Owens Corning has commenced its previously announced tender offer for shares of Common Stock, par value $.01 per share, including the associated preferred stock purchase rights, of Fibreboard Corporation at $55.00 per share, net to the seller in cash. The tender offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 27, 1997. The tender offer is scheduled to expire on Thursday, June 26, 1997.

     The Bank of New York is the depositary for the tender offer. The dealer manager is Merrill Lynch & Co. For additional information regarding the tender and delivery procedures and conditions of the offer, interested parties should refer to the Offer to Purchase and related transmittal documents, copies of which can be obtained from Georgeson & Company, Inc., the information agent for the offer, at 800-223-2064.

     Owens Corning is a world leader in high performance glass fiber composites and building materials with 1996 sales of $3.8 billion.